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May 2, 2018	Christopher Labosky T +1 617 235 4732 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Tony Burak

Re: Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) — Responses to Comments Regarding Shareholder Report on Form N-CSR

Dear Mr. Burak:

On March 12, 2018, the Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed its annual report to shareholders on Form N-CSR (the “Annual Report”).    On April 17, 2018, you provided to the undersigned, via telephone, one comment of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Annual Report.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comment, followed by the Trust’s response, below.

Comment: Note H to the Funds’ financial statements on page 208 of the Annual Report discusses the Funds’ line of credit with Bank of New York Mellon (“BNYM”). Note H states that, under the terms of the credit agreement with BNYM, each Fund pays a commitment fee equal to its pro rata share of the amount of the credit facility based on such Fund’s average net asset value attributable to the share classes for which the facility is maintained. The note also states that for the period ended December 31, 2017, the commitment fee was paid by the Funds’ investment adviser, Baillie Gifford Overseas Limited (the “Adviser”). The Staff notes that, in instances where an investment adviser pays or reimburses the expenses of a fund that it sponsors, the fund’s expenses reported in the financial statements would ordinarily be grossed up by the amount of those expenses with a corresponding reduction disclosed as an expense reimbursement. Please explain the Registrant’s basis for not treating the credit facility commitment fee as a Fund expense subject to a reimbursement.

Response: The Registrant did not treat the credit facility commitment fee as a Fund expense in the Annual Report because payment of 100% of the commitment fee was a direct obligation of

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the Adviser during the entire term of the credit agreement that was in place during the period covered by the Annual Report. The Adviser’s obligation to pay the commitment fee during the period was based on a contractual arrangement among the Adviser, BNYM and the Funds, under which the Adviser agreed to be the primary payor of the commitment fee payable under the credit agreement. This contractual undertaking to BNYM and the Funds could not be terminated unilaterally by the Adviser, and its term was coterminous with that of the credit agreement itself. Because payment of the commitment fee was a direct contractual obligation of the Adviser to BNYM, the Registrant did not consider amounts paid by the Adviser to BNYM under this contractual arrangement to constitute reimbursement for Fund expenses.

Please do not hesitate to call me at 617-235-4732 if you have any questions or require additional information.

Sincerely,

/s/ Christopher Labosky

Christopher Labosky

cc:                                Gareth Griffiths, Baillie Gifford Overseas Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.